SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-27878

FIRST FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

180 Washington Street
Providence, RI 02903
(401) 421-3600

(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to
file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐		

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, First Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*Explanatory Note: On April 17, 2002, this Certification and Notice of Termination of Registration on Form 15 was initially filed for First Financial Corp. inadvertently using the EDGAR codes for First Financial's successor by merger, Washington Trust Bancorp, Inc., and currently appears on EDGAR as filed for Washington Trust. Accordingly, this Certification and Notice of Termination of Registration is being re-filed using First Financial's EDGAR codes to clarify that the document originally should have been filed on April 17, 2002 on behalf of First Financial and not Washington Trust and should have appeared on EDGAR as filed for First Financial on that date.

WASHINGTON TRUST BANCORP, INC.,
as successor to First Financial, Corp. by merger

By: /s/ John C. Warren
      Name: John C. Warren
      Title: Chairman and Chief Executive Officer